SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of

Shinhan Card Co., Ltd.:

Opinion

We have audited the consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our Auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Assets
Cash and due from banks	10,40	~~W~~	550,151	864,692
Financial assets at fair value through profit or loss	11		684,773	606,717
Derivative assets	12		567,126	670,186
Credit card receivables at amortized cost and others	13		36,758,882	37,267,649
Lease assets	14		1,907,243	2,133,859
Financial assets at fair value through other comprehensive income	16		353,044	378,530
Property and equipment, net	15,17		626,229	645,716
Intangible assets	18		213,329	228,428
Investments in associates	19		124,995	101,903
Current tax assets	39		34	4
Deferred tax assets	39		132,913	131,277
Investment property	20		44,451	45,642
Defined benefit assets	24		11,524	5,011
Other assets	21		912,839	1,057,480
Assets of a disposal group classified as held for sale	45		299,199	-
Total assets		~~W~~	43,186,732	44,137,094

Liabilities
Derivative liabilities	12	~~W~~	880	6,100
Borrowings	22		4,401,105	6,550,378
Debentures, net	23		25,514,667	24,409,874
Defined benefit obligations	24		-	173
Current tax liabilities	39		77,722	69,112
Provisions	25		245,715	220,948
Other liabilities	15,26		4,196,359	4,603,613
Liabilities of a disposal group classified as held for sale	45		250,402	-
Total liabilities		~~W~~	34,686,850	35,860,198

Equity
Common stock	27	~~W~~	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,729	860,729
Capital adjustments	27		(2,765)	(2,354)
Accumulated other comprehensive loss	27		(20,029)	(79,023)
Retained earnings	27,28		6,306,502	6,147,734
Equity attributable to owner of the Company			8,471,106	8,253,755
Non-controlling interests	27		28,776	23,141

Total equity		~~W~~	8,499,882	8,276,896

Total liabilities and equity		~~W~~	43,186,732	44,137,094

(In millions of won, except earnings per share)	Note		2025	2024

Interest income		~~W~~	3,067,760	2,984,234
Interest expense			(1,120,263)	(1,053,063)
Net interest income	32		1,947,497	1,931,171

Fee and commission income			1,956,931	2,073,548

Fee and commission expense			(1,370,820)	(1,305,206)
Net fee and commission income	33		586,111	768,342

Dividend income	34		939	673
Net gain on financial assets at fair value through profit or loss	11		4,323	24,795
Net gain (loss) on derivatives	12		31,658	577,817
Net gain (loss) on foreign currency transactions	7		21,825	(534,736)
Provision for credit loss allowance	35		(911,600)	(917,238)
General administrative expenses	36		(854,058)	(819,733)
Other operating expense, net	37		(216,675)	(273,650)

Operating income			610,020	757,441

Non-operating income, net	38		(3,126)	12,081
Share of gain (loss) of associates			12,794	(4,053)
Profit before income tax			619,688	765,469

Income tax expense	39		(139,483)	(190,208)

Profit for the year		~~W~~	480,205	575,261

Other comprehensive income (loss):
Items that will never be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(950)	(11,669)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(1,650)	(12,788)
Items that are or may be reclassified subsequently to profit or loss
Gains (losses) on financial assets at fair value through other comprehensive income			(3,446)	4,469
Net changes in the unrealized fair value of cash flow hedges	12,27		72,634	(18,379)
Foreign currency translation adjustments for foreign operations	27		(7,419)	16,380

Other comprehensive income (loss) for the year, net of tax			59,169	(21,987)

Total comprehensive income for the year		~~W~~	539,374	553,274

SHINHAN CARD CO., LTD. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income For the years ended December 31, 2025 and 2024

	Note		2025	2024

Profit attributable to:
Equity holders of Shinhan Card Co., Ltd.	30	~~W~~	476,745	572,147
Non-controlling interests			3,460	3,114
Profit for the year		~~W~~	480,205	575,261

Total comprehensive income (loss) attributable to:
Equity holders of Shinhan Card Co., Ltd		~~W~~	535,739	550,576
Non-controlling interests			3,635	2,698
Total comprehensive income		~~W~~	539,374	553,274

Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	3,548	4,309

The accompanying notes are an integral part of the consolidated financial statements

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2025

		2025
(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2025	~~W~~	626,847	699,822	860,729	(2,354)	(79,023)	6,147,734	8,253,755	23,141	8,276,896
Transactions with owner
Dividends		-	-	-	-	-	(286,093)	(286,093)	-	(286,093)
Share-based payment transactions		-	-	-	(1)	-	-	(1)	-	(1)
Dividend on hybrid bonds		-	-	-	-	-	(31,884)	(31,884)	-	(31,884)
Net change in non-controlling interests		-	-	-	(410)	-	-	(410)	2,000	1,590
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	476,745	476,745	3,460	480,205
Remeasurement of the net defined benefit obligations		-	-	-	-	(950)	-	(950)	-	(950)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(5,096)	-	(5,096)	-	(5,096)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	72,634	-	72,634	-	72,634
Foreign currency translation adjustments for foreign operations		-	-	-	-	(7,594)	-	(7,594)	175	(7,419)
Balance at December 31, 2025	~~W~~	626,847	699,822	860,729	(2,765)	(20,029)	6,306,502	8,471,106	28,776	8,499,882

		2024
(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2024	~~W~~	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987
Transactions with owner
Dividends		-	-	-	-	-	(310,415)	(310,415)	-	(310,415)
Dividend on hybrid bonds		-	-	-	-	-	(31,891)	(31,891)	-	(31,891)
Net change in non-controlling interests		-	-	-	(806)	-	-	(806)	11,746	10,940
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	572,147	572,147	3,114	575,261
Remeasurement of the net defined benefit obligations		-	-	-	-	(11,669)	-	(11,669)	-	(11,669)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(9,819)	1,500	(8,319)	-	(8,319)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(18,379)	-	(18,379)	-	(18,379)
Foreign currency translation adjustments for foreign operations		-	-	-	-	16,796	-	16,796	(415)	16,381
Balance at December 31, 2024	~~W~~	626,847	699,822	860,729	(2,354)	(79,023)	6,147,734	8,253,755	23,141	8,276,896

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of won)		2025	2024

Cash flows from operating activities
Profit for the year	~~W~~	480,205	575,261
Adjustments for:
Interest income		(3,067,760)	(2,984,234)
Interest expense		1,120,263	1,053,063
Dividend income		(939)	(673)
Income tax expense		139,483	190,208
Fee and commission income		41,822	43,450
Fee and commission expense		983	1,071
Gains on disposals of financial assets at fair value through profit or loss		(1,833)	(2,110)
Losses on disposals of financial assets at fair value through profit or loss		14	1
Gains on valuation of financial assets at fair value through profit or loss		(1,982)	(4,674)
Losses on valuation of financial assets at fair value through profit or loss		8,273	1,604
Gains on derivatives		(149,207)	(595,761)
Losses on derivatives		117,549	17,943
Net losses on foreign currency transactions		28,893	574,961
Provision for credit loss allowance		911,600	917,238
Employee-related expenses		43,922	25,729
Depreciation expenses		88,491	85,542
Provision for restoration		18	18
Other operating expenses		445,200	465,837
Non-operating income		(1,039)	(634)
Non-operating expenses		15,823	2,957
Share of profit or loss of associates		(12,794)	4,053
		(273,220)	(204,411)
Changes in assets and liabilities:
Restricted due from banks		(70,642)	(10,339)
Due from banks at amortized cost		198,470	(150,300)
Financial assets at fair value through profit or loss		(28,291)	360,365
Credit card receivables at amortized cost and other		(377,218)	(1,238,419)
Lease assets		(218,688)	(517,046)
Other assets		35,553	276,872
Net defined benefit obligations		(39,663)	(37,027)
Provisions		(42,499)	(39,105)
Other liabilities		(362,717)	(794,114)
		(905,695)	(2,149,113)

Income taxes paid		(156,047)	(172,687)
Interest received		2,880,061	2,817,178
Interest paid		(978,718)	(872,258)
Dividend received		939	673
Net cash inflow(outflow) from operating activities	~~W~~	1,047,525	(5,357)

For the years ended December 31, 2025 and 2024

(In millions of won)		2025	2024

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	14,446	7,988
Acquisition of financial assets at fair value through profit or loss		(68,684)	(18,865)
Proceeds from disposal of financial assets at fair value through other comprehensive income		25,492	20,907
Acquisition of financial assets at fair value through other comprehensive income		(5,455)	(16,300)
Acquisition of investments in associates		(14,250)	(13,500)
Proceeds from disposal of investments in associates		4,583	-
Proceeds from disposal of property and equipment		2,479	1,429
Acquisition of property and equipment		(18,935)	(32,975)
Proceeds from disposal of intangible assets		4,821	1,446
Acquisition of intangible assets		(33,337)	(27,845)
Decrease in security deposits paid		13,116	8,041
Increase in security deposits paid		(5,475)	(2,914)
Net cash outflow from investing activities	~~W~~	(81,199)	(72,588)
Cash flows from financing activities
Proceeds from borrowings	~~W~~	2,804,603	1,421,207
Repayment of borrowings		(4,855,813)	(3,073,789)
Proceeds from debentures		6,626,555	9,544,871
Repayment of debentures		(5,533,912)	(7,314,347)
Cash inflows from cash flow hedges		2,674,668	2,773,828
Cash outflows from cash flow hedges		(2,446,187)	(2,748,915)
Repayment of lease liabilities		(15,815)	(15,256)
Dividends paid		(286,093)	(310,415)
Increase in security deposits paid		(84,855)	(53,259)
Payment of dividend on hybrid bonds		(31,884)	(31,884)
Decrease in other financial liabilities		-	(10,640)
Issuance of common stocks		1,586	10,940
Net cash inflow (outflow) from financing activities		(1,147,147)	192,341

Effect of exchange rate fluctuations on cash and cash equivalents		(1,366)	2,134

Net increase (decrease) in cash and cash equivalents		(182,187)	116,530

Cash and cash equivalents included in assets held for sale		(4,526)	-

Cash and cash equivalents at the beginning of the year		599,793	483,263

Cash and cash equivalents at the end of the year (Note 40)	~~W~~	413,080	599,793

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In millions of won)

Please refer to attached Courtesy PDF from page 10 to 124